VIA EDGAR

May 27, 2009

U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549
Re:	Cliff Rock Resources Corp.

Withdrawal Request related to amendment to Registration Statement on

Form S-1 (File No. 333-131081) that was filed on April 13, 2009

Ladies and Gentlemen:

Cliff Rock Resources Corp.(the “Registrant”) hereby requests withdrawal of its amendment to Registration Statement on Form S-1/A (File No. 333-131081) that was filed with the Securities and Exchange Commission on April 13, 2009. The filing was inadvertently filed as an amendment to Form S-1 rather than a post-effective amendment.

Please contact Kenneth Sam at Dorsey & Whitney LLP, counsel to the Registrant, at 303 629-3445 with any questions.

Very truly yours,

Cliff Rock Resources Corp.

_________________________

Andrew Hamilton

Chief Executive Officer

cc:  Kenneth G. Sam – Dorsey & Whitney LLP